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                                                                EXHIBIT 99(A)(8)




27 JULY 1999                                                    Ocean Group logo
OCEAN MAKES (POUND)143M RECOMMENDED
OFFER FOR LEADING USA LOGISTICS
BUSINESS
                                                               PRESS INFORMATION

Ocean Group plc, one of the world's leading global logistics companies, today announced a recommended offer to acquire 100% of the shares of Mark VII, Inc, a NASDAQ quoted multi-modal transportation logistics company.

The cash offer at $23 per share values the company at $227m ((pound)143m). The consideration will be satisfied out of Ocean's existing cash reserves and new banking facilities. The Board of Mark VII have recommended the offer to its shareholders and have irrevocably accepted the offer for their shares which account for 8.4% of the issued shares. The Chairman/CEO and the President of the Transportation Services Group will reinvest a proportion of the proceeds they receive in Ocean shares. The offer is open until 26 August 1999 and is conditional on acceptances for not less than 50% of the shares and on routine USA regulatory clearance.

Mark VII, one of the largest non-asset based third-party logistics companies in the USA, has shown rapid growth in recent years and in 1998 achieved revenues of $725m. Operating income has grown from $6.8m in 1994 to $16.6m in 1998, a compound annual growth rate of over 25%. The business started in transport brokerage covering road, rail and some sea freight. More recently it has grown its transportation logistics business which now accounts for 37% of revenues. The company is headquartered in Memphis where the majority of its 360 personnel are based. In addition it has a network of 125 company and agency branch offices in 35 states with an extensive customer list including Alcan Aluminium, BASF, Frito Lay, Marriott International, Mobil Oil and Occidental Chemicals. At the end of 1998 the company had shareholders funds of $41.2m.

John Allan, Ocean's Chief Executive, said today "One of the key strands of our global strategy is to build our North American logistics capabilities. Following the recent acquisition of Skyking, which gave us a US domestic airfreight offering, and Fenton, which built up our US customs broking activity, Mark VII's transport management capability will significantly enhance our provision of integrated logistics solutions for our multi-national customers. In addition, we plan to apply the Mark VII transportation logistics model to MSAS Global Logistics businesses in other territories."

Mr Allan continued: "Mark VII has a strong management team and I am delighted that this team will be remaining with the company and working with us to further strengthen our growing US presence."


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- ENDS -

For further information please contact:
John Allan, Chief Executive Tel: 01344 744363
John Coghlan, Finance Director Tel: 01344 744406
Ian Smith, Group Commercial Director Tel: 01344 744407
Tony Lascelles, Company Secretary and Tel: 01344 744409
Director of Corporate Affairs


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